UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of May 2016

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv, 6578315, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On May 25, 2016, Galmed Pharmaceuticals Ltd. held an Annual General Meeting of Shareholders (the "Meeting"). At the Meeting, the Company's shareholders voted on proposals to (i) re-elect Mr. Allen Baharaff as Class II director to serve as a member of the Board until the annual general meeting to be held in 2019; (ii) re-elect Mr. Shmuel Nir as Class I director to serve as a member of the Board until the annual general meeting to be held in 2018; (iii) approve an acceleration and an extension of exercise period of options granted to Dr. Maya Halpern; (iv) approve an amendment to the terms of office and employment of the Company’s President and Chief Executive Officer, Mr. Allen Baharaff; (v) approve an annual cash bonus and related objectives and terms thereof for 2016 for Mr. Allen Baharaff; (vi) approve the grant of equity awards to Mr. Allen Baharaff; (vii) re-approve the grant of equity awards to Mr. Allen Baharaff and Mr. Chaim Hurvitz, chairperson of the Board, for the year 2015; (viii) approve the grant of equity awards to non-management members of the Board; (ix) appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm until the 2017 annual meeting of shareholders, each as described in the proxy statement for the Meeting filed by the Company with the Securities and Exchange Commission as an exhibit to the Company's report on Form 6-K on April 20, 2016. The proposals brought before the shareholders at the Meeting have been approved by the shareholders by the requisite majority in accordance with the Israeli Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 26, 2016	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer